UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 09, 2012

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Annual Financial Report dated 09 March 2012

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: March 09, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: March 09, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

9 March 2012

Barclays PLC

Annual Report and Accounts

In compliance with Listing Rule 9.6.1, the following documents have been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

1. Annual Report 2011
2. Annual Review 2011

Copies of the Annual Report 2011 and the Annual Review 2011 are available on our website, www.barclays.com/investorrelations

Barclays has also today published its Pillar III Report for 2011, which is available on our website at www.barclays.com/investorrelations and which has been submitted to the National Storage Mechanism and will shortly be available for inspection at www.Hemscott/nsm.do

The Annual Review (or the full Annual Report for those shareholders who have requested it) will be posted to shareholders in mid March.

A condensed set of financial statements, the Chief Executive's Review and the Group Finance Director's Review were included in the final results announcement issued on 10 February 2012.  This announcement contains additional information for the purposes of compliance with the Disclosure and Transparency Rules, including principal risk factors, details of related party transactions and a responsibility statement.  This information is extracted from the Annual Report 2011 in full unedited text.  Accordingly, page references in the text refer to page numbers in the Annual Report 2011.

Risk factors

The Group's approach to identifying, assessing, controlling, reporting and managing risks is formalised in its Principal Risks framework and supporting processes.

During 2011, the Principal Risks Policy was updated, resulting in risks being grouped into four categories with no significant change to the underlying risk types. Definitions of the four Principal Risks are provided on pages 75 to 78. This summary also includes discussions of the impact of business conditions and the general economy and regulatory changes which can impact risk factors and so influence the Group's results. The Principal Risks described below can also potentially impact the Group's reputation and brand.

The following information describes the risk factors which the Group believes could cause its future results to differ materially from expectations. However, other factors could also adversely affect the Group's results and so the factors discussed in this report should not be considered to be a complete set of all potential risks and uncertainties.

Business conditions and the general economy
The Group has significant activities in a large number of countries. Consequently there are many ways in which changes in business conditions and the general economy can adversely impact profitability, whether at Group level, the individual business units or specific countries of operation.

During 2011, the economic environment in Barclays main markets was marked by generally weaker than expected growth and the ongoing sovereign debt crisis in the Eurozone. In the UK, the economy recovered slightly during 2011 although GDP declined slightly in the fourth quarter leading to uncertainty in the near term. The potential for persistent unemployment, higher interest rates and rising inflation may increase the pressure on disposable incomes, affecting an individual's debt service ability with the potential to adversely impact performance in the Group's retail sector. US economic conditions were better than the UK in 2011. However, unemployment is still high, which increases uncertainty in the near term. Credit conditions in Europe remain weak and a depressed housing sector and high unemployment may, in the near term, adversely affect Barclays business operations in this region. The global wholesale environment has been affected by the sovereign debt crisis and the business confidence has generally declined. Performance in the near term, therefore, remains uncertain.

The business conditions facing the Group in 2012 globally and in many markets in which the Group operates are subject to significant uncertainties which may in some cases lead to material adverse impacts on the Group's operations, financial condition and prospects including, for example, changes in credit ratings, share price and solvency of counterparties as well as higher levels of impairment, lower revenues or higher costs.

Significant uncertainties by Principal Risk include:

Credit risk
- Impact of potentially deteriorating sovereign credit quality, particularly debt servicing and refinancing capability;
- Extent and sustainability of economic recovery, including impact of austerity measures on the European economies;
- Increase in unemployment due to weaker economies in a number of countries in which the Group operates, fiscal tightening and other measures;
- Impact of rising inflation and potential interest rate rises on consumer debt affordability and corporate profitability;
- Possibility of further falls in residential property prices in the UK, South Africa and Western Europe;
- Potential liquidity shortages increasing counterparty risks;
- Potential for large single name losses and deterioration in specific sectors and geographies;
- Possible deterioration in remaining credit market exposures; and
- Potential exit of one or more countries from the Euro as a result of the European debt crisis.

Market risk
- Reduced client activity leading to lower revenues;
- Decreases in market liquidity due to economic uncertainty;
- Impact on banking book income from uncertain interest and exchange rate environment; and
- Asset returns underperforming pension liabilities.

Funding risk
- Impact of Basel 3 as regulatory rules are finalised;
- Impacts on capital ratios from weak profit performance;
- Availability and volatility in cost of funding due to economic uncertainty; and
- Reduction in available depositor and wholesale funding.

Operational risk
- Implementation of strategic change and integration programmes across the Group;
- Continued regulatory and political focus, driven by the global economic climate;
- Impact of new, wide ranging, legislation in various countries coupled with changing regulatory landscape;
- Increasingly litigious environment; and
- The crisis management agenda and breadth of regulatory change required in global financial institutions.

1.  Credit risk

Credit Risk is the risk of the Group suffering financial loss if any of its customers, clients or market counterparties fails to fulfil their contractual obligations to the Group.

The credit risk that the Group faces arises mainly from wholesale and retail loans and advances together with the counterparty credit risk arising from derivative contracts entered into with its clients. Other sources of credit risk arise from trading activities, including debt securities, settlement balances with market counterparties, available for sale assets and reverse repurchase loans. It can also arise when an entity's credit rating is downgraded, leading to a fall in the value of Barclays investment in its issued financial instruments.

Risk management
The Board and management have established a number of key committees to review credit risk management, approve overall Group credit policy and resolve all significant credit policy issues. These comprise: the BRC, the Financial Risk Committee, the Wholesale Credit Risk Management Committee and the Retail Credit Risk Committee.

Barclays constantly reviews its concentration in a number of areas including, for example, portfolio segments, geography, maturity, industry and credit rating.

Diversification is achieved through setting maximum exposure guidelines and mandate and scale limits to portfolio segments, individual counterparties, sectors and countries, with excesses reported to the Financial Risk Committee and the BRC.

For further information see Credit Risk Management (pages 79 to 120).

Key specific risks and mitigation
Specific areas and scenarios where credit risk could lead to higher impairment charges in future years include:

Sovereign risk
Fiscal deficits continue to remain high, leading to high levels of public debt in some countries at a time of modest GDP growth. This has led to a loss of market confidence in certain countries to which the Group is exposed causing deteriorating sovereign credit quality, particularly in relation to debt servicing and refinancing. The Group has put certain countries on watch list status with detailed monthly reporting to the Wholesale Credit Risk Management Committee.

For further information see Group exposures to selected Eurozone countries (pages 112 to 120).

Economic weakness
The implementation of austerity measures to tackle high levels of public debt has negatively impacted economic growth and led to rising unemployment in some European countries and the monetary, interest rate and other policies of central banks and regulatory authorities may also have a significant adverse effect on a number of countries in which the Group operates.

The threat of weaker economies in a number of countries in which the Group operates could lead to even higher increasing levels of unemployment, rising inflation, potentially higher interest rates and falling property prices. For example, the Spanish and Portuguese housing sectors continue to be depressed, impacting the Group's wholesale and retail credit risk exposures.

The Group has experienced elevated impairment across its operations in these two regions, although impairment in Spain decreased in 2011, following a marked reduction in construction activity and shrinking consumer spending. The Group has reduced its credit risk appetite to the most severely affected segments of the economy. In Spain, new lending to the property and construction sector ceased and workout team resources have been increased significantly.

In addition, if funding capacity in either the wholesale markets or central bank operations were to change significantly, liquidity shortages could result which may lead to increased counterparty risk with other financial institutions. This could also have an impact on refinancing risks in the corporate and retail sectors. The Group continues to actively manage this risk including through its extensive system of Mandate and Scale limits.

For further information see Retail Credit Risk and Wholesale Credit Risk (pages 96 to 103).

Eurozone crisis
Concerns about credit risk (including that of sovereigns) and the Eurozone crisis remain very high. The large sovereign debts and/or fiscal deficits of a number of European countries have raised concerns regarding the financial condition of financial institutions, insurers and other corporates (i) located in these countries; (ii) that have direct or indirect exposure to these countries (both to sovereign debt and private sector debt); and/or (iii) whose banks, counterparties, custodians, customers, service providers, sources of funding and/or suppliers have direct or indirect exposure to these countries. The default, or a further decline in the credit rating, of one or more sovereigns or financial institutions could cause severe stress in the financial system generally and could adversely affect the markets in which the Group operates and the businesses, economic condition and prospects of the Group's counterparties, customers, suppliers or creditors, directly or indirectly, in ways which it is difficult to predict.

For further information see Group exposures to selected Eurozone countries (pages 112 to 120).

Credit market exposures
Barclays Capital holds certain exposures to credit markets that became illiquid during 2007. These exposures primarily relate to commercial real estate and leveraged finance loans. The Group continues to actively manage down these exposures.

For further information see Barclays Capital Credit Market Exposures (pages 110 to 111).

2.   Market risk

Market Risk is the risk of the Group suffering financial loss due to the Group being unable to hedge its balance sheet at prevailing market levels.

The Group can be impacted by changes in both the level and volatility of prices e.g. interest rates, credit spreads, commodity prices, equity prices and foreign exchange rates.

The risk is reported as Traded Risk where Barclays supports customer activity primarily via Barclays Capital; Non-Traded Risk to support customer products primarily in the retail bank; and Pension Risk where the investment profile is reviewed versus the defined benefit scheme.

Risk management
The Board approves Market Risk appetite for trading and non-trading activities, with limits set within this context by the Group Market Risk Director.

Group Risk is responsible for the overall Barclays Market Risk Control Framework which implements the five step risk management process.

Business specific Market Risk teams are responsible for implementing the Control Framework. Oversight and challenge is provided by business committees, group committees and the central Group Market Risk team.

For further information see Market Risk (pages 121 to 129).

Key specific risks and mitigation
Specific areas and scenarios where market risk could lead to lower revenues in future years include:

Reduced client activity and decreased market liquidity
While the Group is exposed to continued market volatility, Barclays Capital's trading activities are principally a consequence of supporting customer activity.

The impact of ongoing economic uncertainty on client volumes, reduced market liquidity and higher volatility could lead to lower revenues. The cost base and risk positions are constantly reviewed to ensure that they are calibrated appropriately. The portfolios are constantly reviewed to ensure that inventories are sized appropriately to support customer activity taking into account market volatility.

For further information see Market Risk (pages 121 to 129).

Non-traded interest rate risk
Interest rate volatility can impact the firm's net interest margin. The potential for future volatility and margin changes remain and it is difficult to predict with any accuracy, changes in absolute interest rate levels, yield curves and spread.

For further information see Market Risk (pages 121 to 129).

Pension fund risk
Adverse movements between pension assets and liabilities for defined benefit could contribute to a pension deficit. Barclays and the Pension Trustees dedicated Investment Management team constantly review the asset liability mismatch to ensure appropriate investment strategy.

For further information see Market Risk (pages 121 to 129) and Note 39.

3. Funding risk

Funding Risk is the risk that the Group is unable to achieve its business plans due to liquidity risk and capital risk or the management of structural balance sheet risks.

Liquidity Risk is the risk that the Group is unable to meet its obligations as they fall due resulting in: an inability to support normal business activity; failing to meet liquidity regulatory requirements; or changes to credit ratings.

Capital Risk is the risk that the Group is unable to maintain appropriate capital ratios which could lead to an inability to support business activity; failing to meet regulatory requirements; or changes to credit ratings.

Structural Risk relates to the management of non-contractual risks and predominantly arises from the impact on the Group's balance sheet of changes in primarily interest rates on income or foreign exchange rates on capital ratios.

Risk management
The Board approves the Group's Liquidity Risk Appetite, Capital Plan and approach for Structural Hedging.

Group Risk provides oversight review and challenge to the Liquidity, Capital and Structural Risk Control Frameworks. The Risk function also provides direct input into as well as approval of various aspects of the calibration, calculation and reporting for these key risks.

Group Treasury has responsibility for implementing the Key Risk control frameworks for Liquidity, Capital and Structural Risks at both the Group and Legal Entity level and for ensuring that the firm maintains compliance with all local regulatory minimum limit requirements relating to these key risks.

Oversight and challenge is provided by local and Group Asset Liability Committees all reporting up to Group Treasury Committee which meets at least monthly.

For further information see Funding risk - Capital (pages 130 to 138) and Funding risk - Liquidity (pages 139 to 150).

Key specific risks and mitigation
Specific areas and scenarios where funding risk could lead to higher costs or limit Barclays ability to execute its business plans include:

Increasing capital requirements
There are a number of regulatory developments that impact capital requirements. Most significantly Basel 3 as adopted into EU law through the fourth Capital Requirements Directive (CRD4) and Capital Requirements Regulation which are still going through the EU legislative process. Additional capital requirements may arise from other proposals including the recommendations of the Independent Commission on Banking.

Barclays continues to prepare for the implementation of CRD4 and includes the estimated impact of future regulatory changes in its capital planning framework.  Current forecasts already include the impact of Basel 3 as currently understood, and forecasts will be continually updated as CRD4 and other proposals for regulatory developments are finalised. Further detail on the regulatory developments impacting capital is included on pages 137 to 138.

Maintaining capital strength
A material adverse deterioration in the Group's financial performance can affect the capacity to support further capital deployment. The Capital Plan is continually monitored against the internal target capital ratios with Risk, the business and legal entities through a proactive and forward looking approach to capital risk management which ensures that the Plan remains appropriate. The capital management process also includes an internal and regulatory stress testing process which informs the Group capital plan. Further detail on the Group's regulatory capital resources is included on pages 130 to 138.

Changes in funding availability and costs
Market liquidity, the level of customer deposits and the Group's ability  to raise wholesale funding impacts both the Group's net interest margin, which is sensitive to volatility in cost of funding, and its ability to both fulfil its obligations and support client lending, trading activities and investments. Large unexpected outflows, for example from customer withdrawals, ratings downgrades or loan drawdowns, could also result in forced reduction in the balance sheet, inability to fulfil lending obligations and regulatory breaches. The Liquidity Profile is monitored constantly and is supported by a range of early warning indicators to ensure the profile remains appropriate and sufficient liquid resources are held to protect against unexpected outflows. Further details are provided in the Funding Risk - Liquidity section on pages 139 to 150.

Local balance sheet management and redenomination risk
The introduction of capital controls or new currencies by countries (for example in the Eurozone) to mitigate current stresses could have an ongoing or point-in-time impact on the performance of local balance sheets of certain Group companies based on the asset quality, types of collateral and mix of liabilities. Local assets and liability positions are carefully monitored by local asset and liability committees with oversight by Group Treasury. For further information see the Group's exposures to selected Eurozone countries (pages 112 to 120).

4.   Operational risk

Operational Risk is the risk of direct or indirect impacts resulting from human factors, inadequate or failed internal processes and systems or external events. Operational risks are inherent in the Group's business activities.

The Key Risks that this Principal Risk includes are External Suppliers, Financial Reporting, Fraud, Information, Legal, Product, Payment Process, People, Premises & Security, Regulatory, Taxation, Technology and Transaction operations. For definitions of these key risks see page 151.

Risk management
The Operational risk framework enables Barclays to manage and measure its Operational risk profile and to calculate the amount of Operational risk capital that it needs to hold. The minimum mandatory requirements applicable to all Business Units are set out in the Group Operational risk policies.

Group Key Risk Owners are required to monitor information relevant to their Key Risk from each Operational risk framework element. In addition, each Key Risk Owner mandates control requirements specific to their Key Risk through a Key Risk Control Framework.

For further information see Operational risk management (pages 151 to 153).

Key specific risks and mitigation
Specific areas and scenarios where Operational risk could lead to financial and/or non-financial impacts including legal or regulatory breaches or reputational damage include:

Regulatory risk
Regulatory risk arises from a failure or inability to comply fully with the laws, regulations or codes applicable specifically to the financial services industry which are currently subject to significant changes. Non-compliance could lead to fines, public reprimands, damage to reputation, increased prudential requirements, enforced suspension of operations or, in extreme cases, withdrawal of authorisations to operate.

The regulatory response to the financial crisis has led and will continue to lead to very substantial regulatory changes in the countries in which the Group operates. It has also (amongst other things) led to (i) a more assertive approach being demonstrated by the authorities in many jurisdictions; and (ii) enhanced capital and liquidity requirements (for example pursuant to CRD4). Current examples of specific areas of concern include:

The Independent Commission on Banking (ICB)
The ICB was charged by the UK Government with reviewing the UK banking system and its findings were published on 12 September 2011. The ICB recommended (amongst other things) that: (i) the UK and EEA retail banking activities of a UK bank or building society should be placed in a legally distinct, operationally separate and economically independent entity (so-called "ring-fencing"); and (ii) the loss-absorbing capacity of ring-fenced banks and UK-headquartered global systemically important banks (such as Barclays Bank PLC) should be increased to levels higher than the Basel 3 proposals.

The UK Government published its response to the ICB recommendations in December 2011 and indicated that primary and secondary legislation relating to the proposed ring-fence will be completed by May 2015, with UK banks and building societies expected to be compliant as soon as practicable thereafter, and the requirements relating to increased loss-absorbing capacity of ring-fenced banks and UK-headquartered global systemically important banks will be applicable from 1 January 2019. Changes to the structure of UK banks and an increase in the amount of loss-absorbing capital issued by UK banks may have a material adverse impact on the Bank's and the Group's results and financial condition. It is also not possible to predict the detail of the implementation legislation or the ultimate consequences to the Group.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (DFA)
DFA will have an impact on the Group and its business. A significant number of rules and draft rules have been issued through 2011. While the impact of this rule-making will be substantial, the full scale of this impact remains unclear as many of the provisions of the Act require rules to be made to give them effect and this process is still underway. Barclays has taken a centralised approach to monitoring this process and to ensuring compliance with the rules that are developed as a result.

Recovery and resolution plans
The strong regulatory focus on resolvability has continued in 2011, both from UK and international regulators. The Group has been engaged, and continues to be engaged, with the authorities on taking forward recovery planning and identifying information that would be required in the event of a resolution. The Group will be required to prepare an initial plan for the UK and US regulators in the first half of 2012.

Any future regulatory changes may restrict the Group's operations, mandate certain lending activity and impose other, significant compliance costs. For further information see Supervision and Regulation (pages 154 to 158).

Legal risk
The Group is subject to a comprehensive range of legal obligations in all countries in which it operates and so is exposed to many forms of legal risk, which may arise in a number of ways: (i) business may not be conducted in accordance with applicable laws around the world; (ii) contractual obligations may either not be enforceable as intended or may be enforced in an adverse way; (iii) intellectual property may not be adequately protected; and (iv) liability for damages may be incurred to third parties harmed by the conduct of the Group's business. The Group also faces risk where legal proceedings are brought against it. The Group is, and may in the future be, involved in various disputes, legal proceedings and regulatory investigations in various jurisdictions, including in the US. Furthermore, the Group, like many other financial institutions, has come under greater regulatory scrutiny in recent years and expects that environment to continue particularly as it relates to compliance with new and existing corporate governance, employee compensation, conduct of business, anti-money laundering and anti-terrorism laws and regulations, as well as applicable international sanctions regimes.

Key legal risks to which the Group was exposed during 2011 have included litigation in relation to:

- Lehman Brothers Holdings Inc;
- American Depository Shares;
- US Federal Housing Finance Agency and Other Residential Mortgage-Backed Securities; and
- Devonshire Trust.

For further information see Legal Proceedings (pages 248 to 249).

Payment protection insurance (PPI)
During 2011 Barclays agreed with the FSA that it would process all on-hold and any new complaints from customers about PPI policies that they hold. Barclays also announced that, as a goodwill gesture, it would pay out compensation to customers who had PPI complaints put on hold during the judicial review. Barclays took a provision of £1bn in the second quarter of 2011 to cover the cost of future redress and administration. For further information see Provisions (pages 246 to 247).

CyberSecurity risk
Barclays recognises the growing threats from cyberspace to its systems, including in respect of customer and its own information held on them and transactions processed through these systems. The implementation of measures to manage the risk is involving increasing investment and use of internal resources. However, given the increasing sophistication and scope of potential attacks from cyberspace, it is possible that in the future such attacks may lead to significant breaches leading to associated costs and reputational damage.

The Group has invested for many years in building defences to counter these threats and continues to do so, recognising that this is an area of risk that changes rapidly and requires continued focus.

To date the Group is not aware of any significant breaches of its systems from cyberspace.

Taxation risk
Taxation risk is the risk that the Group suffers losses arising from additional tax charges, financial penalties or reputational damage associated with failure to comply with procedures required by tax authorities, changes in tax law and the interpretation of tax law. The Group is subject to the tax laws in all countries in which it operates, including tax laws adopted at an EU level, and is impacted by a number of double taxation agreements between countries.

HMRC, being the Group's primary taxation authority, recently took the unusual step of issuing a public statement that the Government was drafting retrospective tax legislation.  Such steps add to the need to closely monitor changes in the way in which HMRC approaches the application of its Code of Practice for Taxation of Banks. For all tax jurisdictions, within which the Group operates, we continue to monitor the potential impact of proposed and recently enacted taxes aimed at banks.

In 2011 the Group continued to settle open tax issues in a number of jurisdictions and in meeting its tax obligations made global tax payments totalling £6.4bn. The profit forecasts that support the Group's deferred tax assets, principally in the US and Spain, have been subject to close scrutiny by management. For further information see the Financial review (pages 168 to 169) and Tax (pages 213 to 216).

46 Related party transactions and Directors' remuneration
a) Related party transactions
Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operation decisions, or one other party controls both. The definition includes subsidiaries, associates, joint ventures and the Group's pension schemes, as well as other persons.

Subsidiaries
Transactions between Barclays PLC and subsidiaries also meet the definition of related party transactions. Where these are eliminated on consolidation, they are not disclosed in the Group financial statements. Transactions between Barclays PLC and its subsidiary, Barclays Bank PLC are fully disclosed in its balance sheet and income statement. A list of the Group's principal subsidiaries is shown in Note 40.

Associates, joint ventures and other entities
The Group provides banking services to its associates, joint ventures, the Group pension funds (principally the UK Retirement Fund) and to entities under common directorships, providing loans, overdrafts, interest and non-interest bearing deposits and current accounts to these entities as well as other services. Group companies also provide investment management and custodian services to the Group pension schemes. The Group also provides banking services for unit trusts and investment funds managed by Group companies and are not individually material. All of these transactions are conducted on the same terms as third-party transactions.

Entities under common directorships
The Group enters into normal commercial relationships with entities for which members of the Group's Board also serve as Directors. The amounts included in the Group's financial statements relating to such entities that are not publicly listed are shown in the table opposite under Entities under common directorships.

Amounts included in the accounts, in aggregate, by category of related party entity are as follows:

	Associates £m	Joint ventures £m	Entities under common directorships £m	Pension funds, unit trusts and investment fundsa £m
For the year ended and as at 31 December 2011
Income	(40)	20	1	17
Impairment	(2)	(6)	-	-
Total assets	176	1,529	364	-
Total liabilities	36	454	112	182

For the year ended and as at 31 December 2010
Income	19	(15)	10	-
Impairment	(5)	(9)	-	-
Total assets	135	2,113	45	-
Total liabilities	28	477	110	142

For the year ended and as at 31 December 2009
Income	(57)	(55)	(64)	6
Impairment	(2)	(5)	-	-
Total assets	155	2,080	43	-
Total liabilities	4	503	27	171

No guarantees, pledges or commitments have been given or received in respect of these transactions in 2011 or 2010. Derivatives transacted on behalf of the Pensions Funds, Unit Trusts and Investment Funds were £568.9m (2010: £206.8m)a.

Note
a  2009 and 2010 balances have been revised to include cash collateral, deposit balances and derivatives transacted on behalf of the Pension Funds, Unit Trusts and Investment Funds.

46 Related party transactions and Directors' remuneration continued
Key Management Personnel
The Group's Key Management Personnel, and persons connected with them, are also considered to be related parties for disclosure purposes. Key Management Personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of Barclays PLC (directly or indirectly) and comprise the Directors of Barclays PLC and the Officers of the Group (listed on page 279), certain direct reports of the Chief Executive and the heads of major business units.

There were no material related party transactions with Entities under common directorship where a Director or other member of Key Management Personnel (or any connected person) is also a Director or other member of Key Management Personnel (or any connected person) of Barclays.

The Group provides banking services to Directors and other Key Management Personnel and persons connected to them. Transactions during the year and the balances outstanding at 31 December 2011 were as follows:

	2011 £m	2010 £m
Loans outstanding at 1 January	4.4	6.6
Loans issued during the year	0.7	0.5
Loan repayments during the year	(0.7)	(2.1)
Loans outstanding at 31 December	4.4	5.0

No allowances for impairment were recognised in respect of loans to Directors or other members of Key Management Personnel (or any connected person).

	2011 £m	2010 £m
Deposits outstanding at 1 January	35.0	30.3
Deposits received during the year	244.1	104.9
Deposits repaid during the year	(240.4)	(99.3)
Deposits outstanding at 31 December	38.7	35.9
Interest expense on deposits	0.1	-

Of the loans outstanding above, £nil (2010: £0.5m) relates to Directors and other Key Management Personnel (and persons connected to them), who left the Group during the year. Of the deposits outstanding above, £1.1m (2010: £0.2m) related to Directors and other Key Management Personnel (and persons connected to them), who left the Group during the year. The amounts disclosed as at 1 January includes deposits outstanding for those who became Directors or Key Management Personnel during the year.

All loans to Directors and other Key Management Personnel (and persons connected to them), (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons and (c) did not involve more than a normal risk of collectability or present other unfavourable features.

Remuneration of Directors and other Key Management Personnel
Total remuneration awarded to Directors and other Key Management Personnel below represents the awards made to individuals that have been approved by the Board Remuneration Committee as part of the latest payround decisions and is consistent with the approach adopted for disclosures set out on pages 54 to 65. Costs recognised in the income statement reflect the accounting charge for the year included within operating expenses. The difference between the values awarded and the recognised income statement charge principally relates to the recognition of deferred costs for prior year awards. Figures are provided for the period that individuals met the definition of Directors and other Key Management Personnel.

	2011 £m	2010 £m
Salaries	20.9	28.1
Employer social security costs	9.1	12.4
Post retirement benefits	0.4	1.0
Share-based payment awards	33.7	39.3
Other long-term benefit awards	39.1	41.9
Costs recognised for accounting purposes	103.2	122.7
Employer social security costs	(9.1)	(12.4)
Share-based payments - difference between awards granted and costs recognised	(17.7)	(20.8)
Other long-term benefit - difference between awards granted and costs recognised	(14.2)	(9.3)
Total remuneration awarded	62.2	80.2

46 Related party transactions and Directors' remuneration continued
b) Disclosure required by the Companies Act 2006
The following information is presented in accordance with the Companies Act 2006:

	2011 £m	2010 £m
Aggregate emoluments	15.9	15.8
Amounts paid under long-term incentive schemes	5.8	7.0
	21.7	22.8

There were no pension contributions paid to defined contribution schemes on behalf of Directors (2010: £13,588). There were no notional pension contributions to defined contribution schemes.

As at 31 December 2011, there were no Directors accruing benefits under a defined benefit scheme (2010: one Director).

Directors' and Officers' shareholdings and options
The beneficial ownership of ordinary share capital of Barclays PLC by all Directors and Officers of Barclays PLC (involving 22 persons) at 31 December 2011 amounted 43,978,451 (2010: 29,102,334) ordinary shares of 25p each (0.36% of the ordinary share capital outstanding).

At 31 December 2011 Executive Directors and Officers of Barclays PLC (involving 11 persons) held options to purchase a total of 1,920,575 Barclays PLC ordinary shares (2010: 2,961,264) of 25p each at prices ranging from 152p to 470p under Sharesave and ranging from 317p to 506p under the Incentive Share Option Plan, respectively.

Advances and credit to Directors and guarantees on behalf of Directors
In accordance with Section 413 of the Companies Act 2006 as at 31 December there were no advances and credits or guarantees in relation to those who served as Directors of the Company at any time in the financial year (2010: £nil).

Directors' Responsibilities

The Directors confirm to the best of their knowledge that:

(a) The financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of Barclays PLC and the undertakings included in the consolidation taken as a whole; and

(b) The management report, which is incorporated into the Directors' Report on pages 46 to 49, includes a fair review of the development and performance of the business and the position of Barclays PLC and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Lawrence Dickinson
Company Secretary

7 March 2012

Barclays PLC
Registered in England, Company No. 48839